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                                                                  EXHIBIT 99.(d)


Company Press Release

Gray Family, Vestar Capital Complete St. John Buyout

IRVINE, Calif.--July 7, 1999--St. John Knits, Inc. (NYSE: SJK) and Vestar Capital Partners said today that a group consisting of Company founder, Chairman and Chief Executive Officer Bob Gray, his family and an affiliate of Vestar Capital has completed its acquisition of St. John Knits, Inc., in a transaction valued at approximately $520 million.

The definitive agreement to take St. John private was signed Feb. 2, 1999 and approved by an independent committee and the Company's Board of Directors the same day. Shareholders of St. John gave their approval to the transaction at a special meeting held June 28, 1999.

Vestar Capital provided approximately $179 million in equity financing for the transaction and has become the majority holder of the recapitalized private company, called St. John Knits International, Incorporated, with 78.1% of the equity. Bob, Marie and Kelly Gray hold 14.9% of the equity, which they received in exchange for a portion of their previous holdings in the public company. Certain former holders of St. John Knits common stock elected to retain shares giving them a 7.0% total equity interest in the recapitalized private company. Shares of St. John Knits International, Incorporated will not be listed on any public exchange. The remainder of St. John's public shareholders received $30 per share in cash for their stock. Vestar Capital said a sufficient number of public shareholders opted to retain their shares, such that all shareholders who desired cash received all cash.

Bob Gray said, "We are very delighted to have completed this transaction and are looking forward to our new partnership with Vestar, a high quality investment firm."

Jim Kelley, managing director at Vestar Capital, said, "We are extremely pleased to be investing with the Gray family in this tremendous women's apparel franchise they have built. We look forward to working with them and the entire St. John team in this next exciting chapter in the Company's history."

Vestar Capital Partners, a leading investment firm based in New York with an office in Denver, manages more than $1.2 billion in equity capital and specializes in management buyouts and growth capital investments. Vestar invests, as partners with management, in high-quality, middle market companies. It has been a leading or majority shareholder in such well-known companies as Celestial Seasonings, Inc., Prestone Products Corporation, Westinghouse Air Brake Company, Remington Products Company, Sun Apparel, Inc., Aearo Corporation, Insight Communications Company and Cluett American Group. Since its founding in 1988, Vestar Capital has completed 30 transactions with a total value of approximately $7 billion.

St. John designs, manufacturers and markets women's clothing and accessories. The Company's products are sold under the St. John, Griffith & Gray, and Marie Gray trade names. St. John's retail division operates 18 boutiques and nine outlet stores.

Contact:

  St. John Knits
  Roger G. Ruppert, 949/863-1171
     or
  Vestar Capital Partners
  Gene Donati, Clark & Weinstock
  212/953-2550